SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2008

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ?   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2008, incorporated by reference herein:

Exhibit

99.1   Release dated September 11, 2008, entitled "LIFTING OF SECTION 54 NOTICE AT BLYVOORUITZICHT GOLD MINING COMPANY ("BLYVOOR")".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 12, 2008

By: /s/ Themba Gwebu
    Name : Themba Gwebu
    Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROO

LIFTING OF SECTION 54 NOTICE AT BLYVOORUITZICHT GOLD MINING COMPANY LIMITED ("BLYVOOR")

Shareholders are advised that on 8 September 2008 the Department of Minerals and Energy ("DME") lifted the notice in terms of section 54 of the Mine Health & Safety Act ("the notice") which had been issued on 4 September 2008 prohibiting underground mining at the Blyvoor mine.

The notice was served on the mine following the death of an employee in a rock fall underground caused by a seismic event which occurred on 4 September 2008.

Another, similar notice had been issued by the DME on 18 August 2008 following the death of an employee, similarly in a rockfall underground caused by a seismic event. This notice was lifted on 20 August 2008.

The number of production days lost as a result of:

- the two section 54 notices; and
- the days of mourning called by the National Union of Mineworkers following each fatality and which took place on 28 August and 10 September 2008

translates to an estimated loss of 5 884 ounces of gold for the September 2008 quarter.

Randburg

11 September 2008

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